UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 14)*


                          United Auto Group, Inc.
------------------------------------------------------------------------------
                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)
    Common Stock (Par Value $ 0.0001 Per Share) Issuable Upon Conversion
          of Series B Preferred Stock and Non Voting Common Stock
                       (Par Value $0.0001 Per Share)
------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                909440 10 9
------------------------------------------------------------------------------
                               (CUSIP Number)

                          Valerie Ford Jacob, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                                212-859-8000
------------------------------------------------------------------------------
    (Name, Address and Telephone Number of Persons Authorized to Receive
                        Notices and Communications)

                               June 13, 2002
------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 909440 10 9


---------- ------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|
                                                                   (b) |_|

---------- ------------------------------------------------------------------
3          SEC USE ONLY



---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE

---------- ------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                              |_|

                    NOT APPLICABLE
---------- ------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- ------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            8,814,669

         SHARES
                          -------- ------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0
                          -------- ------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            8,814,669
       REPORTING

                          -------- ------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0
---------- ------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    21,646,786

---------- ------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                             |_|


---------- ------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    51.5%

---------- ------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- ------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 909440 10 9

---------- ------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


---------- ------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |X|
                                                                 (b) |_|

---------- ------------------------------------------------------------------
3          SEC USE ONLY



---------- ------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE

---------- ------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

                    NOT APPLICABLE

---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- -------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            2,216,902

         SHARES
                          -------- -------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- -------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            2,216,902
       REPORTING

                          -------- -------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              0

---------- -------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    21,646,786


---------- -------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                             |_|


---------- -------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    51.5%

---------- -------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- -------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 909440 10 9

---------- -------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PENSKE CAPITAL PARTNERS, L.L.C.


---------- -------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |X|
                                                                 (b) |_|

---------- -------------------------------------------------------------------
3          SEC USE ONLY



---------- -------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE


---------- -------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

                    NOT APPLICABLE
---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- -------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            11,031,571

         SHARES
                          -------- -------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- -------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            551,454
       REPORTING

                          -------- -------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              10,480,454

---------- -------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    21,646,786

---------- -------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         |_|


---------- -------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    51.5%


---------- -------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    OO

---------- -------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 909440 10 9

---------- -------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    JAMES A. HISLOP

---------- -------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) |X|
                                                               (b) |_|

---------- -------------------------------------------------------------------
3          SEC USE ONLY



---------- -------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE

---------- -------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                          |_|

                    NOT APPLICABLE

---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

------------------------- -------- -------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            60,000

         SHARES
                          -------- -------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            11,031,571

                          -------- -------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            50,000
       REPORTING

                          -------- -------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              11,031,571

---------- -------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    21,646,786


---------- -------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          |_|


---------- -------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    51.5%

---------- -------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- -------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 909440 10 9

---------- -------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    ROGER S. PENSKE


---------- -------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) |X|
                                                                 (b) |_|

---------- -------------------------------------------------------------------
3          SEC USE ONLY



---------- -------------------------------------------------------------------
4          SOURCE OF FUNDS

                    NOT APPLICABLE

---------- -------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                            |_|

                    NOT APPLICABLE

---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    UNITED STATES

------------------------- -------- -------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            441,667

         SHARES
                          -------- -------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            21,145,119

                          -------- -------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            441,667
       REPORTING

                          -------- -------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              21,145,119

---------- -------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    21,646,786


---------- -------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                          |_|

---------- -------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    51.5%

---------- -------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    IN

---------- -------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 909440 10 9

---------- -------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    PENSKE CORPORATION


---------- -------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) |_|
                                                               (b) |X|

---------- -------------------------------------------------------------------
3          SEC USE ONLY



---------- -------------------------------------------------------------------
4          SOURCE OF FUNDS

                    WC

---------- -------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                         |_|

                    NOT APPLICABLE
---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE

------------------------- -------- -------------------------------------------
                          7        SOLE VOTING POWER

       NUMBER OF                            9,896,871

         SHARES
                          -------- -------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER

        OWNED BY                            0

                          -------- -------------------------------------------
                          9        SOLE DISPOSITIVE POWER
          EACH
                                            9,896,871
       REPORTING

                          -------- -------------------------------------------
         PERSON           10       SHARED DISPOSITIVE POWER

          WITH                              5,863,678

---------- -------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    21,646,786


---------- -------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         |_|

---------- -------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    51.5%

---------- -------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

                    CO

---------- -------------------------------------------------------------------

          This Amendment No. 14 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, L.L.C., a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Penske Corporation, a Delaware corporation ("Penske Corporation"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, and Amendment No. 13 filed on May 14, 2002 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock"), of United Auto Group, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.

          The total amount of funds used to purchase 10,000 shares of Voting Common Stock of the Company purchased by James A. Hislop between May 14 and June 13, 2002 was $240,910 and such funds were obtained from the personal funds of James A. Hislop.

ITEM 4.

          On April 1, 2002, IMCG I distributed 212.008 shares of Series A Preferred Stock to PCP and IMCG I currently intends to distribute 57,847 shares of Voting Common Stock to PCP in the near future.

          IMCG II currently intends to distribute 129,822 shares of Voting Common Stock to PCP.

          The shares of Voting Common Stock purchased by James A. Hislop were purchased for investment purposes.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          The Reporting Persons were advised by the Company that as of June 13, 2002 there were 39,831,582 shares of Voting Common Stock outstanding (not including any securities convertible into Voting Common Stock).

          (a) On June 13, 2002, (i) IMCG I distributed 454,394 shares of Voting Common Stock to certain of its non-managing members for such members to sell pursuant to Rule 144 and (ii) IMCG II distributed 1,019,756 shares of Voting Common Stock to certain of its non-managing members for such members to sell pursuant to Rule 144.

          As of June 13, 2002, as a result of the transactions previously reported on this Schedule 13D and (i) the distribution of the 454,394 shares of Voting Common Stock to non-managing members of IMCG I reported herein, (ii) ) the distribution of the 1,019,756 shares of Voting Common Stock to non-managing members of IMCG II reported herein and (iii) the accrual of 19,088 shares of Non-Voting Common Stock to be received in lieu of cash dividends accrued on the outstanding shares of Series B Preferred Stock since December 31, 2001, if, and only if, the Series B Preferred Stock is converted prior to the payment of the accrued cash dividends, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 21,646,786 shares of Voting Common Stock, which constitutes approximately 51.5% of the 42,027,039 shares of Voting Common Stock deemed to be outstanding for this purpose. The 42,027,039 shares deemed to be outstanding was determined by adding the 39,831,582 shares of Voting Common Stock outstanding as of June 13, 2002 to the 2,195,457 shares of Voting Common Stock into which the securities reported as beneficially owned by the Reporting Persons are convertible.

          As of June 13, 2002, taking into account only those securities held by the Reporting Persons that are currently outstanding and have voting rights, the Reporting Persons held approximately 48.8% of the voting power with respect to matters coming before the holders of the Voting Common Stock.

          (b) As of June 13, 2002, assuming the conversion into Voting Common Stock of the Series B Preferred Stock and the shares of Non-Voting Common Stock, IMCG I has the sole power to direct the vote of 8,814,669 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote of 2,216,902 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Restated Stockholders Agreement. PCP has the sole power to direct the vote of 11,031,571 shares of Voting Common Stock. Penske Corporation has the sole power to direct the vote of 9,896,871 shares of Voting Common Stock. Roger S. Penske has the sole power to direct the vote of 20,000 shares of Voting Common Stock, and, upon (x) the exercise of the Second Closing Options, (y) the exercise of a portion of an option (such portion covering 16,667 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested in part on January 14, 2001 and in part on January 14, 2002, and (z) the exercise of a portion of an option (such portion covering 5,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 28, 2002, Roger S. Penske will have the sole power to direct the vote of an aggregate of 441,667 shares of Voting Common Stock and shared power to direct the vote of 21,145,119 shares of Voting Common Stock. James
A. Hislop has the sole power to direct the vote of 60,000 shares of Voting Common Stock and shared power to direct the vote of 11,031,571 shares of Voting Common Stock.

          As of June 13, 2002, subject to certain restrictions contained in the IMCG I Letter Agreement and the IMCG II Letter Agreement, as applicable:

               o IMCG I has the sole power to direct the disposition of 8,814,669 shares of Voting Common Stock,

               o IMCG II has the sole power to direct the disposition of 2,216,902 shares of Voting Common Stock,

               o Penske Corporation has the sole power to direct the disposition of 9,896,871 shares of Voting Common Stock and the shared power to direct the disposition of 5,863,678 shares of Voting Common Stock,

               o PCP has the sole power to direct the disposition of 551,117 shares of Voting Common Stock and the shared power to direct the disposition of 10,480,454 shares of Voting Common Stock,

               o Roger S. Penske has the sole power to direct the disposition of 20,000 shares of Voting Common Stock, and, upon (x) the exercise of the Second Closing Options, (y) the exercise of portions of an option (such portion covering 16,667 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested in part on January 14, 2001 and January 14, 2000, respectively and (z) the exercise of a portion of an option (such portion covering 5,000 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion vested on February 28, 2002, Roger S. Penske will have the sole power to direct the disposition of an aggregate of 441,667 shares of Voting Common Stock and the shared power to direct the disposition of 21,145,119 shares of Voting Common Stock, and

               o James A. Hislop has the sole power to direct the disposition of 60,000 shares of Voting Common Stock and the shared power to direct the disposition of 11,031,571 shares of Voting Common Stock.

          (c) On April 1, 2002, IMCG I distributed 212.008 shares of Series A Preferred Stock to PCP. On June 13, 2002, IMCG I distributed 454,394 of Voting Common Stock to one of its non-managing members and IMCG II distributed 1,019,756 shares of Voting Common Stock to one of its non-managing members.

          Between the date of the filing of Amendment No. 13 to this
Schedule 13D and June 13, 2002, James A. Hislop purchased the following shares of Voting Common Stock, all in open market transactions on the New York Stock Exchange:

Purchase Date            Number of Shares       Per Share Purchase Price
-------------            ----------------       ------------------------

 June 5, 2002            9,000                  $24.10
 June 5, 2002            1,000                  $24.01

          Except as described herein, none of the Reporting Persons have effected any transactions in the Voting Common Stock since May 14, 2002, the date of filing of the thirteenth amendment to this Schedule 13D.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2002


                              INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                  By: PENSKE CAPITAL PARTNERS, L.L.C.
                                      Its Managing Member



                                       By: /s/ James A. Hislop
                                           ------------------------------
                                           James A. Hislop
                                           President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2002


                              INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                  By: PENSKE CAPITAL PARTNERS, L.L.C.
                                      Its Managing Member



                                      By: /s/ James A. Hislop
                                          ------------------------------
                                          James A. Hislop
                                          President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2002


                                  PENSKE CAPITAL PARTNERS, L.L.C.



                                      By: /s/ James A. Hislop
                                          -------------------------------
                                          James A. Hislop
                                          President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2002






                                    /s/ James A. Hislop
                                    -----------------------------------
                                    James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2002






                                     /s/ Roger S. Penske
                                     -----------------------------------
                                     Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 24, 2002


                                      PENSKE CORPORATION



                                          By:/s/ Robert Kurnick
                                             ----------------------------------
                                               Name:  Robert Kurnick
                                               Title: Executive Vice President